

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 29, 2012

Via E-mail
Robert F.X. Sillerman
Executive Chairman
Function(X) Inc.
902 Broadway, 11th Floor
New York, New York 10010

> **Re: Function(X) Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed February 2, 2012**
> **File No. 333-174481**

Dear Mr. Sillerman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to prior comments in this letter relate to comments in our letter dated January 18, 2012.

Please respond to this letter by amending your registration statement and providing the requested information. Please respond to the comments related to the 1934 Exchange Act filings within ten business days or advise us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1 Filed February 2, 2012

General

1.   You disclose that your Loyalize business consists of technology that enables brands and content providers to engage with audiences by providing add-on features. Please describe such add-on features and discuss how and when the Loyalize business will be integrated into your operations and product offerings. For example, it is unclear when these add-on features will be added to your applications, whether any such addition will require additional product development or expenditures, and when you expect to this occur. The status of the integration efforts should be updated.   Please also expand page

29 to disclose the performance conditions that would allow TIPPT LLC to receive the common stock warrants.

2. Please update your financial statements and related disclosures pursuant to Rule 8-08 of Regulation S-X.

3. We note on page 13 that you disclose a 1 for 10 reverse stock split of your issued and outstanding common stock occurred on February 16, 2011. Please revise your entire registration statement to reflect your 1 for 10 reverse stock split on a retroactive basis.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 19

4. We note your response to prior comment 8. Briefly describe the role Function (X) will play with respect to TIPPT in its capacity as a 65% shareholder—the nature and extent of the "separate" operations that you reference on page 16 is not clear. Please consider identifying the management of TIPPT and describe their relationship, if any, with Function (X) and its affiliates. Identify TIPPT board selected by Function (X) and disclose the total number of directors of TIPPT.

5. To the extent that there are uncertainties about the amount and timing of the funds to be dispersed under the line of credit agreement that may have material adverse effects on your liquidity position or capital resources, please consider adding a risk factor that discusses uncertainties relating to the line of credit and the resulting risks to the company and its investors. Further, please revise to describe how TIPPT plans to use the $12 million in funding it anticipates receiving in 2012. Notwithstanding what appears to be an expectation of relatively autonomous operations by TIPPT, please ensure that the business description for Function (X) addresses the business of TIPPT, as material.

6. We note your response to prior comment 9. Please revise your liquidity section or other appropriate areas to discuss your cash needs for the next 12 months to implement your plan of operations, including the plans of your subsidiaries. Your current disclosure indicates your funding requirements depends on a variety of factors, but provides no specific quantitative disclosures or discussion. Your revised disclosures should discuss your 2012 operating plan in detail and clarify your potential capital or financing needs and plans to address those needs should you be unable to raise additional funds through the exercise of your warrants.

Our Business, page 24

7.   Please revise to clarify the number of your "members" at the most recent date practicable. We note your press releases included with your Forms 8-K filed on February 6 and February 16 reference percentages of your members that used your application during certain events, but the scope of your current activities is unclear because you do not disclose the number of members.

8.   We note your response to prior comment 10. On your various websites, it appears that you are issuing rewards such as gift cards to your members. Please revise to clarify whether you are issuing such rewards paid out of your existing cash, prior to whether you are receiving any advertising revenue. If yes, please clarify whether issuing such rewards are sustainable if you are unable to enter into sufficient revenue agreements to fund the acquisition of your rewards or premiums.

9.   We note that you report $9 million in intellectual property on a consolidated basis as of December 31, 2011 in your Form 10-Q filed on February 14, 2012, as noted on pages 11, 14, 28 and 29 of your quarterly report. Please revise your registration statement to provide a more detailed description of this intellectual property and how each material component will be part of your ongoing business plan.

10.   We note your disclosure on pages 46 of your fractional interest in NetJets. Please revise to disclose how your use of a corporate jet is part of your business plan and whether its use will solely be for Function (X) business purposes.

Revenue, page 26

11.   Please revise to clarify who creates and/or develops the advertising and quizzes your members will view or complete, respectively. It is unclear whether such advertising and quizzes take place in your application, or if it requires a click through to a third-party vendor's mobile webpage.

Competition, page 27

12.   We reissue prior comment 13. Please revise your summary and competition sections to further modify claims that your product(s) are superior to your competitors. In light of your lack of successful operating history, your statements should be stated as expectations, based on the intended design of your products, which have not been demonstrated through actual performance.

Part II

Item 15. Recent Sale of Unregistered Securities, page II-2

13.   We note your response to prior comment 16 and we reissue it in part. Your response that the August 25, 2011 investors had preexisting relationships with your management team is inconsistent with your response to comment 21 in your letter dated November 23, 2011. In your response letter, please more thoroughly explain how the investors first learned of the potential private investment opportunity. It is unclear whether they learned of the opportunity through their relationships with management, through preexisting relationships with the placement agents, or through your public filings or press releases.

14.   We note your response to prior comment 17 and we reissue it in part. Please revise to provide Item 701 of Regulation S-K disclosure with respect to the stock issued in your September 2011 Watchpoint acquisition, as described on page 29.

Exhibits

15.   Please provide a list of your material subsidiaries, as required by Item 601(b)(21) of Regulation S-K.

Form 10-Q for the Quarter Ended September 30, 2011

Note 2. Organization and Background

Recent Asset Purchase, page 9

16.   We note that the assets purchased from Mobile Messaging Solutions, Inc.'s Watchpoint business included intellectual property and certain computer-related equipment, software and agreements for the implementation of the Watchpoint business. In addition, we note that you appointed Kai Buehler, the CEO of Watchpoint as a Senior Vice President of the company. Please tell us how you considered the guidance in Rule 11-01(d) of Regulation S-X in determining whether this transaction qualifies as a purchase of a business for reporting purposes and address how you concluded that financial information pursuant to Rule 8-04 and Rule 8-05 of Regulation S-X is not required. In addition, tell us how you considered the guidance in paragraphs 55-4 through 55-9 of ASC 805-10 in determining whether this transaction qualifies as a purchase of a business for accounting purposes. Please provide detailed explanations to support your conclusions for both reporting and accounting purposes.

Form 10-Q for the Quarter Ended December 31, 2011

Note 5. Acquisitions

TIPPT Media Inc. page 13

17.   We note that on December 23, 2011, you obtained a 65% interest in TIPPT Media, Inc., a Delaware Corporation. We further note the company determined that immediately prior to this acquisition, the activities of TIPPT did not constitute a business. Please tell us how you considered the guidance in Rule 11-01(d) of Regulation S-X in determining whether this transaction qualifies as a purchase of a business for reporting purposes and address how you concluded that financial information pursuant to Rule 8-04 and Rule 8-05 of Regulation S-X is not required. In addition, tell us how you considered the guidance in paragraphs 55-4 through 55-9 of ASC 805-10 in determining whether this transaction qualifies as a purchase of a business for accounting purposes. Please provide detailed explanations to support your conclusions for both reporting and accounting purposes.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Edwin Kim, Staff Attorney, at (202) 551-3297. If you require further assistance, please contact me at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc: Via E-mail
        Christopher S. Auguste, Esq.
        Kramer Levin Naftalis & Frankel LLP